As filed with the Securities and Exchange Commission on July 10, 2020	Registration No. 333-232618

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

WANDA SPORTS GROUP COMPANY LIMITED
(Exact name of issuer of deposited securities as specified in its charter)

Not Applicable
(Translation of issuer’s name into English)

Hong Kong
(Jurisdiction of incorporation or organization of issuer)

Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, New York 10168
+1(212) 947-7200
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mark S. Bergman, Esq.
Xiaoyu Greg Liu, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Unit 5201, Fortune Financial Center
5 Dongsanhuan Zhonglu
Chaoyang District, Beijing, 100020
People’s Republic of China
Tel: +86‑10‑5828‑6300
Fax: +86‑10‑6530‑9070/9080
Francis Fitzherbert-Brockholes, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +(44) 20 7532-1400

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☒

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)
American Depositary Shares, every two ADSs representing the right to receive three Class A ordinary shares of Wanda Sports Group Company Limited	300,000,000 American Depositary Shares	$0.05	$15,000,000	$1,818.00
[1]	For the purpose of this table only the term “unit” is defined as one American Depositary Share.
[2]
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

[3]	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1, or this Amendment No. 1, to the registration statement on Form F-6 (File No. 333-232618) of Wanda Sports Group Company Limited, or the Registration Statement, is being filed solely for the purpose of updating the cover of the Registration Statement and filing as an exhibit Amendment No. 1 to the Deposit Agreement between the Registrant, Deutsche Bank Trust Company Americas, as depositary, and owners and holders of American Depositary Shares, in each case to reflect the designation of Cogency Global Inc. as Wanda Sports Group Company Limited’s new process agent and authorized representative in the United States. This Amendment No. 1 does not modify any other provision of the Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Form of Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”).  — Previously filed.

(b)	Amendment No.1 to the Deposit Agreement— Filed herewith as Exhibit (b).

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Previously filed.

(e)	Certification under Rule 466. — Not applicable.

(f)	Powers of attorney for certain officers and directors of the Company. — Previously filed.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADR, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Amendment No. 1 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 10, 2020.

Legal entity created by the form of Deposit Agreement for the issuance of Receipts for Class A ordinary shares of Wanda Sports Group Company Limited, no par.

Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Michael P. Tompkins
	Name:	Michael P. Tompkins
	Title:	Director

By:	/s/ Kelvyn Correa
	Name:	Kelvyn Correa
	Title:	Director

Pursuant to the requirements of the Securities Act of 1933, as amended, Wanda Sports Group Company Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Amendment No. 1 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, the People’s Republic of China, on July 10, 2020.

Wanda Sports Group Company Limited

By:	/s/ Honghui Liao
	Name:	Honghui Liao
	Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on July 10, 2020.

Signature	Title

/s/ *
Name: Lin Zhang	Chairman of the Board of Directors

/s/ *
Name: Hengming Yang	President, Chief Executive Officer (Principal executive officer)

/s/ Honghui Liao
Name: Honghui Liao	Chief Financial Officer (Principal financial and accounting officer)

/s/ *
Name: Philippe Blatter	Vice Chairman of the Board of Directors; President and Chief Executive Officer of Infront

/s/ *
Name: Andrew Messick	Director; President and Chief Executive Officer of WEH

/s/ *
Name: Yimin Gao	Director; President and Chief Executive Officer of WSC

/s/ *
Name: Edwin Fung	Director

/s/ *
Name: Kenneth Jarrett	Director

* By /s/ Honghui Liao
Name: Honghui Liao
Title: Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Wanda Sports Group Company Limited, has signed this this Amendment No. 1 to the Registration Statement on Form F-6 in New York City, State of New York, on July 10, 2020.

Cogency Global Inc.

By:	/s/ Colleen A. De Vries
Name: Colleen A. De Vries
Title: Senior Vice President

Index to Exhibit

Exhibit	Document
(b)	Amendment No.1 to the Deposit Agreement